Prenetics Announces Update to Capital Allocation Strategy; Ceases Bitcoin Purchases to Focus on IM8
Company’s Capital and Strategic Focus Now Exclusively Focused on IM8
IM8 FY 2026 Revenue Projected to Reach $180 - $200 Million

CHARLOTTE, N.C., December 30, 2025 - Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), a leading health sciences company, and parent of the IM8 premium health and longevity brand, today announced a strategic realignment to fully capitalize on the rapid growth of its consumer health brand, IM8. Prenetics ceased its daily Bitcoin purchasing activity as of December 4, 2025, and following approval by its Board of Directors, Prenetics announced that it will no longer pursue future acquisitions of Bitcoin. This decision allows Prenetics to dedicate its resources and attention exclusively to the significant market opportunity presented by IM8.
This strategic move comes at a time of unprecedented success in the consumer wellness sector with IM8, the fastest-growing supplement brand in industry history, which achieved over $100 million in annualized recurring revenue (“ARR”) in 11 months since launch.

Danny Yeung, CEO and Co-Founder of Prenetics, commented, "The phenomenal success of IM8 has exceeded all expectations and scaled much faster than our original expectations. Our Board and management team unanimously agreed that the most promising path to creating significant, sustainable shareholder value is to devote our undivided attention to this once-in-a-generation opportunity clearly visible in IM8. We are incredibly excited about the future of IM8 and are confident that by focusing our efforts, we can propel its growth to even greater heights. Operating from a position of strength, we are making disciplined strategic decisions that reflect our experience as operators and our commitment to maximizing long-term shareholder value."

The Company retains a robust financial position, with a strong balance sheet that includes over $70 million in cash and cash equivalents, 510 BTC and zero debt. This financial stability provides a solid foundation for the Company's focused expansion of IM8.
Following Board approval, Prenetics will maintain its existing Bitcoin holdings of 510 BTC as a treasury reserve asset. Prenetics has committed to not allocate any existing capital or new capital for the purpose of acquiring additional Bitcoin. Capital allocation will be directed exclusively toward the growth, operations, and strategic expansion of IM8, including product innovation, brand building, talent acquisition, working capital, and international expansion.

Prenetics believes this decision strengthens strategic clarity, reinforces disciplined governance, and aligns the Company fully with shareholder priorities as it continues to scale IM8 globally.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 and four-time Grand Slam winner Aryna Sabalenka. IM8 has achieved the fastest growth trajectory in supplement industry history, reaching $100 million+ in ARR within 11 months of launch, outpacing even leading AI startups.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s Bitcoin holdings could expose it to additional risks; the Company’s purchase of Bitcoin subjects it to risks related to extreme volatility and speculative nature of Bitcoin; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.